

SUBBA-CULTCHA | **Music & Festival Reviews by Fans, for Fans**

TripAdvisor for music and festivals

Subba-Cultcha.com is a fan generated reviews and ticket selling platform aiming to become the TripAdvisor for music and festivals. Subba Media works with artists, record labels, festivals, venues and major brands to actively engage audiences of 18-30 year old fans. Fans want to be involved, we let them in! We enable them to do what they do best - review, discover and share new music and experiences.



Live Music

32M people, US
Attend at least 1 music festival per year

$207 per year, US *
Average spend on live music, digital music and streaming

30.9M, UK
Live music audience attendance, rising 12% in 2017

5% YOY, 2019 **
Increase in global entertainment revenues forecast

User Generated Content (UGC)

5.4 hours per day
Average duration spent with user-generated content

50% more trusted
Audiences trust user-generated content more than traditional media

20% more influential *
UGC is 20% more influential than any other type of media when it comes to affecting millennial purchases

* Source: Nielsen 2015 Audience Insights Report
** Source: UK Music - Wish You Were Here, 2016/17 PwC Global Entertainment and Media Outlook 2015-19
*** Source: Millennial Media Consumption study 2015, Crowdtap and Ipsos Media CT

Problem & Solution

Problem

Traditional music and entertainment media is struggling to engage the 18-30 year-old demographic. Music media publishers are suffering huge declines in readership and revenue as they fail to stay relevant. One example is Metal Hammer, whose sales figures were down 14 per cent YOY in 2018. Music media titan NME also closed their print publication in 2018. There is an increasing loss of trust in music media – fans no longer feel these publications listen to them or represent them editorially.



Problem & Solution

Solution

With increased access to information and increased access to music, fans want to participate, share & read opinions and join a conversation with like-minded peers.

Audiences are increasingly switching to user generated content platforms:

Yelp - 27.29% growth 2017 YOY
TripAdvisor - $1.56 billion 2017 revenue

Brands that utilise UGC benefit from higher frequency of engagement and superior customer relationships.

Artist's, festivals and venues are looking to further engage existing fans/customers along with reaching new ones.

Subba-Cultcha.com aims to be the go-to UGC platform for music and festivals created by music fans, for music fans. Subba Media has brought together a community of music lovers who are posting/reading reviews, discovering new music & events and will be buying tickets from a variety of affiliate ticket partners along with our direct-to-fan ticket system. It's easy for fans to log-in and post content, all of which is vetted before being published.


ALL
GIGS
ALBUMS
FESTIVALS
REVIEWS FEED
John Metcalfe Releases A Neo Classical Masterpiece
Published on January 31,2019 by Rob Dallison
What is it to be human? What unites us across time and continents and blood? Many have sought...
Read more
New Album From Hip Hop Artist Zuby
Published on January 31,2019 by Rob Dallison
Zuby is an anomaly in hip-hop. He was born in England, grew up in Saudi Arabia (where he attended...
'Act My Age' By Black Spring
FESTIVALS
Search festivals
Type here
FESTIVAL
2000 Trees
12th Thu - 14th Sat Jul 2018 - Upcote Farm, Withington, near Cheltenham, Gloucestershire
2000 Trees festival is an award-winning independent music festival dedicated to bringing together the best new and...
Read more
FESTIVAL
Amsterdam Dance Event
17th Wed - 21st Sun Oct 2018 - Amsterdam, NL
The Amsterdam Dance Event is a five-day electronic music conference and festival held annually in mid-October.
Read more
FESTIVAL
Barn on the Farm
5th Thu - 8th Sun Jul 2018 - Over Farm Market
Barn on the Farm Festival is a 2014 UK Festival Award winning festival.
Read more

Target Audience



18-30 year-olds



Passion for music, tech, travel and fashion



Attends live events, festivals and gigs



Owns 2+ devices



Prefer user generated content sites

Millennials spend 30% of their time with UGC



USPs

- Unlike traditional publishers, our reviews are not editorially led - there are no paid-for opinions or exposure for financial reward.

- Subba Media's business model is fan led. Users share authentic, inspiring personalised experiences for fellow fans. Reviews are genuine and trustworthy.

- Subba-Cultcha.com is the dedicated UGC and ticket sales platform for an active, engaged global community of fans and festival lovers.

- Many up and coming artists are missed by the music industry media. We ensure they forge deeper connections with their existing fans, help them to reach new fans and ultimately increase their revenues.

Revenue Streams

Commission

Subba Media will earn 10% commission from its 'direct-to-fan' e-ticketing system. We have also secured a major affiliate ticket selling partnership with Ticketmaster.

Advertising

We drive advertising revenues from brand sponsors and media agencies. Advertising by Sonos wireless speaker company generated a total of $40k revenue in 2 months.

B2B CRM Tool

Post-investment, we will monetise data (behaviour, purchases etc.) with a CRM tool. As more users spend more time on the platform, the more data we can analyse to drive other revenue sources.



Post-Investment Timeline

2019
Develop fan CRM tool and implement data monetisation
strategy. Grow user base in the USA and Europe

2020
Expand into Asia and Australian markets. Grow events, music
and merchandise sales

2021
Use revenue/data from ticket, music and merchandise sales to
launch into parallel markets (theatre, film, sport)

2022
We will become the primary platform for fan reviews globally.

Use of Funds

- **Marketing $385,500** - Display social, search, and video

- **Hires $260,000** - C-Level exec, Head of Marketing, and Head of Content

- **Tech Dev $260,000** - Fully responsive platform and data center

- **Overheads** $100,000

Revenue Forecast



Year	2019	2020	2021	2022
Revenue	$6.8M	$29.7M	$51.5M	$86.5M
Pre-tax Profit	$2M	$20.2M	$29.4M	$57.2M

Management



Mark Jennings
CEO

Mark set up Subba Media in September 2013 with the aim of disrupting the publishing market. Mark has worked in digital publishing and advertising his entire career. Having previously worked in the US and UK for the Financial Times, he most recently launched the digital portfolio for Last Word Media. He's witnessed first-hand the change in audience participation across digital media and pivoted Subba-Cultcha.com's business strategy accordingly.



Jess Dawson
Head of Content

Jess is an award-winning content creator. Nationally recognized for her work, Jess was most recently a video production manager at ITN and prior to that part of the BBC Newsbeat team where she led the charge for creating films based around issues affecting young people.



Luke Forshaw
Head of Marketing

Luke has the ability to successfully market music and technology brands due his extensive experience. He was previously responsible for Universal NBC's digital marketing at Mediacom in London, and most recently became leader of European digital advertising for Apple Music's account at OMD International.

Board

Paul Crick

Paul combines his two passions of music and data in his role as IBM Global Solution's Music Industry Lead. Paul is an expert in delivering technology based solutions, with a specialist approach to data management.

Raf McDonnell

After over a decade in marketing roles at Pepsico and Coca-Cola, Raf held senior roles at EMI Music. He also headed up Partnerships & Business Development for Amazon Tickets and now runs his own agency representing celebrity talent for brand partnerships.

Paul Fitzgerald

Following 11 years at Creative Arts Agency (CAA) representing clients such as Simon Cowell, One Direction and Little Mix, Paul now runs his own consultancy helping entertainment businesses to maximise their potential.

Warren Saunders

Warren has worked in the mobile and telecoms industry for the last 18 years. He led the Sony Mobile business in the UK and Ireland after heading up Samsung Mobile's sales team in the UK.

Advisors

Tamina Plum

Tamina is Global Head of Clients at Zenith Media in London. She has extensive experience leading multi-market business, previously with a focus in the B2B and technology space. Along with her encyclopedic knowledge of media, she provides valuable business planning expertise.

Mark Foster

Since leaving Warner Music Group as the SVP of Marketing in Europe, Mark went on to become the UK Managing Director of of Deezer, responsible for launching the streaming platform in the UK and Ireland. Mark provides vast experience in scaling businesses in multiple regions.



Thank You!

Contact
Mark Jennings, CEO, Subba Media
+44 (0)7801 896 145, mark@subba-cultcha.com